Contacts: **Leiv Lea**
Pharmacyclics, Inc.
(408) 774-0330
Carolyn Bumgardner Wang
WeissComm Partners
(415) 946-1065

PHARMACYCLICS REPORTS FOURTH QUARTER AND
FISCAL 2007 FINANCIAL RESULTS

- Company to Host Conference Call at 4:30 p.m. ET Today -

SUNNYVALE, CA, August 16, 2007 -- Pharmacyclics, Inc. (Nasdaq: PCYC) today reported financial results for its fourth quarter and fiscal year ended June 30, 2007. The net loss for the fourth quarter of fiscal 2007 was $7.0 million, or $0.27 per share, compared to a net loss of $14.7 million, or $0.73 per share, for the fourth quarter of fiscal 2006. The net loss in fourth quarter of fiscal 2006 included $6.6 million of in-process R&D expense associated with the acquisition of several compounds from Celera Genomics.

Total operating expenses were $7.6 million for the fourth quarter of fiscal 2007 compared to $15.2 million for the fourth quarter of fiscal 2006. Operating expenses in the fourth quarter of fiscal 2007 included $0.8 million in share-based compensation expense. The decrease in total operating expenses in the fourth quarter of fiscal 2007 was primarily due to the $6.6 million of in-process R&D expense in fiscal 2006, a decrease of $0.8 million in expenses related to drug manufacturing, and a decrease of $0.6 million in share-based compensation expense, partially offset by a $0.6 million increase in outside pre-clinical study costs.

Pharmacyclics also reported financial results for the fiscal year ended June 30, 2007. The net loss for the fiscal year ended June 30, 2007 was $26.2 million, or $1.08 per share. This compares to a net loss of $42.2 million, or $2.12 per share, for fiscal year 2006.

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As of June 30, 2007, the company had cash, cash equivalents and marketable securities totaling $38.8 million. This compares to $40.5 million in cash, cash equivalents and marketable securities as of June 30, 2006.

Fiscal 2008 Guidance

Pharmacyclics projects total operating expenses, excluding share-based compensation, of between $13 and $14 million for the first six months of fiscal year 2008, including general and administrative expenses of approximately $1.5 million. Including share-based compensation expense, Pharmacyclics projects total operating expenses of between $14 and $15 million for the first six months of fiscal year 2008, including general and administrative expenses of approximately $1.8 million. Financial projections involve a high level of uncertainty due to, among other factors, the variability involved in predicting requirements of early stage research programs and clinical trials, the potential for entering into partnering arrangements or strategic collaborations, the timing of U.S. Food and Drug Administration (FDA) decisions and share-based compensation expense.

Recent and Upcoming Milestones

- Reported preliminary results of Phase 2 trial with single-agent Xcytrin® (motexafin gadolinium) Injection for second line therapy of non-small cell lung cancer (NSCLC). Of 58 evaluable patients, there was a 5.2% response rate, or three partial responses, and 20 patients had stable disease.

- Presented positive final results from a Phase 2 trial at the 2007 American Society of Clinical Oncology (ASCO) Annual Meeting indicating that Xcytrin may improve stereotactic radiosurgery by identifying occult lesions not detected by standard magnetic resonancy imaging (MRI) scanning techniques in patients with brain metastases from solid tumors. In a clinical trial involving 45 patients, 11 patients had occult lesions detected that were missed by the usual MRI scans.

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- Reported preliminary results of two Phase 2 trials at the Eighth International Lung Cancer Congress: Xcytrin in combination with Alimta® (pemetrexed) and in combination with Taxotere® (docetaxel) for second line treatment of patients with NSCLC. In the Alimta trial (n=27), 17 of 20 evaluable patients (85%) achieved stabilization of their tumors; in the Taxotere trial (n=24), 13 of 14 evaluable patients (87%) achieved stabilization of their tumors. Many patients in both trials are continuing on therapy.

 "In addition to positive Phase 2 results presented at ASCO, we've also reported promising interim data from other Phase 2 trials evaluating Xcytrin as a single agent and in combination with commonly used chemotherapies for the second line treatment of lung cancer," said Richard A. Miller, M.D., president and chief executive officer of Pharmacyclics. "While we work with the FDA on our new drug application for Xcytrin for lung cancer brain metastases, we also plan to advance the drug further in clinical trials in NSCLC and continue to move forward aggressively with the development of our HDAC, Factor VIIa and BTK inhibitor products for cancer."

The Company anticipates the following milestones:
- Presentation of results from Phase 2 trials evaluating Xcytrin for second line therapy of NSCLC at the International Association for the Study of Lung Cancer world conference in September 2007.
- Initiation of Phase 1/2 trial evaluating oral HDAC inhibitor in solid tumors in October.
- Initiation of Phase 1/2 trial evaluating oral HDAC inhibitor in hematologic malignancies in the fourth quarter.
- Completion of FDA review of the new drug application (NDA) for Xcytrin; the Prescription Drug User Fee Act date is December 31, 2007.
- Filing an investigational new drug application for the company's Factor VIIa inhibitor in the first quarter of calendar year 2008.

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- Filing an investigational new drug application for the company's small molecule Btk inhibitor in the second quarter of calendar year 2008.

Conference Call and Webcast Details

The Company will hold a conference call today at 4:30 p.m. EDT to discuss 2007 year-end financial results and achievements and 2008 guidance. To participate in the conference call, please dial 800-497-0451 for domestic callers and 706-758-3306 for international callers and reference conference passcode 12602124. To access the live audio broadcast or the subsequent archived recording, log on to http://www.pharmacyclics.com. The archived version of the webcast will be available on the company's website for one month.

About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer and other serious diseases. The company is leveraging its small-molecule drug development expertise to build a pipeline in oncology and other diseases based on a wide range of targets, pathways and mechanisms. Its lead product, Xcytrin, has completed Phase 3 clinical trials and several ongoing Phase 1 and Phase 2 clinical trials are evaluating Xcytrin, either as a single agent or in combination with chemotherapy and/or radiation in multiple cancer types. A New Drug Application for use of Xcytrin in combination with WBRT for treatment of brain metastases from NSCLC was filed with the Food and Drug Administration in April 2007. More information about the company, its technology, and products can be found at www.pharmacyclics.com. In addition, more information about advocacy on behalf of Xcytrin can be found at www.yourcanceryourchoice.com. Pharmacyclics®, Xcytrin® and the "pentadentate" logo® are registered trademarks of Pharmacyclics, Inc.

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NOTE: Other than statements of historical fact, the statements made in this press release about projected operating expenses, our NDA filing, initiation of and enrollment and future plans for our clinical trials and IND filings, progress of and reports of results from preclinical and clinical studies, clinical development plans and product development activities are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. The words "believe," "will," "may," "continue," "plan," "expect," "intend," "anticipate," variations of such words, and similar expressions also identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Factors that could affect actual results include risks associated with the fact that data from preclinical studies and Phase 1 or Phase 2 clinical trials may not necessarily be indicative of future clinical trial results; our ability to obtain future financing and fund the product development of our pipeline; the possibility that the FDA refuses to approve our NDA; because our Phase 3 clinical trial known as the SMART (**S**tudy of Neurologic Progression with **M**otexafin Gadolinium **A**nd **R**adiation **T**herapy) trial failed to meet its primary endpoint, the FDA may require additional data, analysis or studies before the NDA is approved by the FDA; the outcome of any discussions with the FDA; the initiation, timing, design, enrollment and cost of clinical trials; unexpected delays in clinical trials and preparation of materials for submission to the FDA as part of our NDA filing; our ability to establish successful partnerships and collaborations with third parties; the regulatory approval process in the United States and other countries; and our future capital requirements. For further information about these risks and other factors that may affect the actual results achieved by Pharmacyclics, please see the company's reports as filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to its annual report on Form 10-K for the period ended June 30, 2006 and its subsequently filed quarterly reports on Form 10-Q. Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

---FINANCIALS ATTACHED---

Pharmacyclics, Inc.
(a development stage enterprise)
Condensed Statements of Operations
(unaudited) (in thousands, except per share data)

	Three Months Ended June 30,		Twelve Months Ended June 30,	
	2007	2006	2007	2006
Grant revenue	107	25	126	181
Operating expenses:				
Research and development	$ 5,558	$ 6,422	$ 21,115	$ 25,737
General and administrative	2,088	2,163	7,403	11,919
In-process R&D	--	6,647	--	6,647
Total operating expenses	7,646	15,232	28,518	44,303
Loss from operations	(7,539)	(15,207)	(28,392)	(44,122)
Interest and other, net	549	515	2,175	1,964
Net loss	$ (6,990)	$ (14,692)	$ (26,217)	$ (42,158)
Basic and diluted net loss per share	$ (0.27)	$ (0.73)	$ (1.08)	$ (2.12)
Shares used to compute basic and diluted net loss per share	25,958	19,944	24,175	19,889

Condensed Balance Sheets
(unaudited, in thousands)

	June 30, 2007	June 30 2006
Assets		
Cash, cash equivalents and marketable securities	$ 38,762	$ 40,477
Other current assets	961	961
Total current assets	39,723	41,438
Property and equipment, net	849	764
Other noncurrent assets	523	527
	$ 41,095	$ 42,729
Liabilities and stockholders' equity		
Current liabilities	$ 2,615	$ 3,339
Long-term obligations	79	70
Stockholders' equity	38,401	39,320
	$ 41,095	$ 42,729

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